Mail Stop 6010

July 6, 2006

Mr. Bryon Look
Executive Vice President and Chief Financial Officer
LSI Logic Corporation
1621 Barber Lane
Milpitas, California 95035

> **RE:** **LSI Logic Corporation**
> **Form 10-K for the year ended December 31, 2005**
> **Form 10-Q for the quarterly period ended April 2, 2006**
> **Form 8-K filed April 26, 2006**
> **File No. 1-10317**

Dear Mr. Look:

We have reviewed your letter dated on June 19, 2006 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General

1.   Please file your correspondence dated June 19, 2006 on EDGAR, as required by
        Regulation S-T.

Form 10-Q for the quarterly period ended April 2, 2006

Note 1 – Basis of Presentation, page 6

2.   Please refer to prior comment 3. Please revise future filings to use your actual
        quarter ends.

Form 8-K filed April 26, 2006

3.   Please refer to prior comment 4. Your proposed revised disclosure does not make
        the specific disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
        S-K for each non-GAAP measure presented. Please make separate disclosures for
        each non-GAAP measure presented in your "Non-GAAP Consolidated
        Condensed Statements of Operations Excluding Special Items". Please address
        the following for each non-GAAP measure presented:

        ·   the manner in which management uses the non-GAAP measure to conduct or
            evaluate its business;

        ·   the economic substance behind management's decision to use such a measure;

        ·   the material limitations associated with use of the non-GAAP financial
            measure as compared to the use of the most directly comparable GAAP
            financial measure;

        ·   the manner in which management compensates for these limitations when
            using the non-GAAP financial measure; and

        ·   the substantive reasons why management believes the non-GAAP financial
            measure provides useful information to investors.

Mr. Bryon Look
LSI Logic Corporation
July 6, 2006
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant